Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 29, 2020	Daniel Forman Partner d 212.969.3096 f 212.969.2900 dforman@proskauer.com www.proskauer.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ruairi Regan and Pamela Howell

Re:	Leisure Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed October 20, 2020

File No. 001-38306

Dear Mr. Regan and Ms. Howell:

On behalf of Leisure Acquisition Corp. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 29, 2020 relating to the above-referenced preliminary proxy statement of the Company filed with the Commission on Schedule 14A (File No. 001-38306) on October 20, 2020 (the “Preliminary Proxy Statement”).

The Company is concurrently filing a revised preliminary proxy statement (the "Revised Preliminary Proxy Statement") to reflect amendments to the Preliminary Proxy Statement to address the Staff's comment via EDGAR. For the convenience of the Staff, we are supplementally providing blacklined copies of the Revised Preliminary Proxy Statement, marked to show changes from the Preliminary Proxy Statement.

In this letter, we have recited the comment from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Revised Preliminary Proxy Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comment corresponds to the pagination of the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed October 20, 2020

Timeline for Completing a Business Combination, page 9

We note the disclosure that you may not be able to continue to meet the listing standards of Nasdaq. Please disclose the effects of being delisted from Nasdaq on shareholders who elect not to redeem including, for example, on the stock price and liquidity. Please also clearly disclose which Nasdaq requirements would continue to apply to your company in the event you are delisted, such as the requirement that the initial business combination be with a company that had an aggregate fair market value of 80% of the assets held in the trust account. Lastly, clearly disclose the risk that redemptions in connection with this shareholder vote would further reduce the amount held in the trust and the impact that would have upon your ability to find a business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Preliminary Proxy Statement.

* * * *

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3096 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Daniel Forman

Daniel Forman

cc:	Daniel Silvers, Chief Executive Officer

George Peng, Chief Financial Officer

Jeffrey Horwitz, Proskauer